Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 9, 2016 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2016 and 2015, and the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, and the related MD&A. Disclosure which is unchanged from the MD&A for the year ended December 31, 2015 may not be repeated herein. This commentary is based on information available to, and is dated as of, August 9, 2016. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

DRILLING LOCATIONS: This presentation discloses 521 net identified drilling locations. These identified drilling locations are comprised of 191 booked locations; and 330 unbooked locations. Booked locations are proved locations and probable locations derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited, Bellatrix's independent reserves evaluator, as of December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on Bellatrix's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all booked or unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the independent evaluator, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

NON-GAAP MEASURES: This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

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This MD&A also contains the terms “total net debt”, “long-term debt”, “adjusted working capital deficiency (excess)”, “operating netbacks”, “adjusted net profit (loss)”, “total revenue” and “total capital expenditures – net”, which also are not recognized measures under GAAP. Therefore reference to the non-GAAP measures of total net debt, long-term debt, adjusted working capital deficiency (excess), operating netbacks, adjusted net profit (loss), total revenue or total capital expenditures – net may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency (excess), current bank debt and long-term debt. Long-term debt includes the balances of bank debt and Senior Notes (as defined below). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current deferred lease inducements, current portion of risk management assets and liabilities, and the current portion of bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Adjusted net profit (loss) is calculated by excluding the after tax effect after adjusting for non-deductible tax items, of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture and the CNOR Joint Venture (all as defined below), which have all been separately assessed and classified under International Financial Reporting Standards (“IFRS”) as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During 2013 Bellatrix and Grafton Energy Co I Ltd.(“Grafton”) established a joint venture whereby Grafton agreed to contribute 82%, or $200 million, to participate in a Notikewin/Falher and Cardium well program in the Willesden Green and Brazeau areas of West-Central Alberta (the “Grafton Joint Venture”) with a two year funding period (expiring June 26, 2015). Under the terms of the Grafton Joint Venture agreement, Grafton earns 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, which reverts to  33% of Bellatrix's pre-Grafton Joint Venture WI after payout.  At any time after payout of the entire program, Grafton has the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”). During 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture by an additional $50 million on the same terms and conditions, for a total commitment by Grafton of $250 million. For wells relating to the exercised option, the funding period of the Grafton Joint Venture was extended to June 26, 2016. During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. In the first quarter of 2016,  the parties agreed to further extend the funding period for the remaining $50 million commitment under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in the 2016 calendar year.

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CNOR JOINT VENTURE - During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout (being recovery of CNOR’s capital investment plus an 8% return on investment) and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout. On September 1, 2015, the parties amended the terms of the CNOR Joint Venture to extend the funding period to December 31, 2019, and as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016 with the expectation that the funds will be primarily spent between 2017 through 2019.

Additional information relating to the Company, including Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov.

FORWARD LOOKING STATEMENTS: Certain information contained in this MD&A may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “remain”, “focus”, “believe”, “will”, “position”, “opportunity”, “maintain”, “continue”, “plan”, “future”, “strive”, “committed”, “expect”, “estimate”, “assume”, “target”, “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, the expectation that the transactions discussed herein have preserved the Company's core assets and long-term value platform, expectation that Bellatrix will regain a growth trajectory at the end of 2016 heading into 2017 through focused investment in the Spirit River liquids-rich natural gas play, the expectation that the production and reserves acquired pursuant to the Grafton Acquisition (as defined below) will be processed through Bellatrix owned infrastructure and facilities and that such acquisition will have no incremental impact on general and administrative costs, the expected impact of the Facilities Monetization (as defined below) and Alder Flats Plant Sale (as defined below) on production expenses, the expectation that upon completion of Phase 2 of the Alder Flats Plant, production expenses will improve, expected timing and costs associated with completion of Phase 2 of the Alder Flats Plant, expected capacities and benefits of Phase 2 of the Alder Flats Plant, the expectation that the reduced cost profile resulting from completion of Phase 2 of the Alder Flats Plant will further enhance rate of return expectations on drilling projects in the greater Ferrier area and on future development drilling within liquids rich natural gas formations such as the Spirit River and Cardium, future drilling locations, expectations as to future risk management contracts to be put in place, expectation that the Term Facility (as defined herein) will be repaid prior to the November 11, 2016 maturity date utilizing cash received from its operations and potentially other sources of funds, expected result of the next borrowing base review under the Credit Facilities (as defined below), expected ability to be in compliance with certain covenants relating to the Credit Facilities and Senior Notes (as defined below), the expectation that the funds from the CNOR Joint Venture will be primarily spent between 2017 through 2019, expected future decommissioning liabilities of the Company, the ability to fund the 2016 capital expenditure program utilizing various available sources of capital, expectation that all spending commitments under the Grafton Joint Venture will be completed in 2016, guidance for the second half and full year of 2016 relating to production, natural gas weighting, capital expenditures and production expense, drilling plans and the timing thereof, intent to maintain strategic focus on investment in the Spirit River liquids-rich natural gas play, intent to proactively accelerate capital investment decisions into a firmer pricing environment, expectation that such strategy will provide enhanced benefits to shareholders over the near to medium term, intent to deliver accretive and profitable growth for shareholders and expectations relating to future commodity prices, expected commitments and timing of such commitments over the next five years, and expected sensitivities to changes in commodity prices, exchange rates and interest rates, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on August 9, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, any inability to repay the Term Facility prior to November 11, 2016, any inability to satisfy the covenant in the Credit Facilities, any reduction in the borrowing base of the Credit Facilities below levels of the outstanding debt under such Credit Facilities and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to generate sufficient cash to repay the Term Facility; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Second Quarter 2016 Activities

In the second quarter of 2016, Bellatrix continued to proactively execute on its strategy to reduce debt and focus on optimization initiatives. As is customary during spring-break up, the Company curtailed capital activity in the second quarter, and instead focused on a number of optimization initiatives, including the completion of 65 plunger lift installations and 15 wellbore cleanouts. These optimization efforts effectively attenuated the Company’s corporate decline rate, resulting in production volumes being maintained at 38,000 boe/d without drilling a single well in the second quarter of 2016. First half 2016 production averaged 38,234 boe/d, exceeding first half guidance of 38,000 boe/d despite having underspent forecast capital expenditures in both the first and second quarters of 2016 relative to plan.

Additionally, during the second quarter and subsequent to June 30, 2016, Bellatrix completed four strategic transactions which collectively have generated total gross proceeds of approximately $267.5 million, increased operated volumes, cash flow and reserves, and enhanced liquidity, all while preserving the Company’s core asset base and long term value platform. During the second quarter, these strategic transactions include the monetization of certain production facilities for $75 million (the “Facilities Monetization”), the acquisition of approximately 2,000 boe/d of complementary Spirit River producing assets (the “Grafton Acquisition”). Subsequent to quarter end, Bellatrix completed the sale of a 35% minority working interest in the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant") for $112.5 million (the “Alder Flats Plant Sale”), and two financing transactions which combined have raised $80 million in gross proceeds.

On a pro forma basis, these transactions have helped deliver a reduction in total bank debt outstanding from $314 million at the end of the second quarter 2016 down to approximately $122 million, representing a reduction of 61% or $192 million at August 9, 2016. As a result of these strategic steps to reduce debt and re-position the Company, Bellatrix expects to regain a growth trajectory heading into 2017 through focused investment in the Spirit River liquids-rich natural gas play, which is one of the lowest supply cost natural gas plays in North America.

ACHIEVED MATERIAL DEBT REDUCTION AND ENHANCED LIQUIDITY THROUGH STRATEGIC TRANSACTIONS

Bellatrix has remained focused on debt reduction and liquidity enhancing initiatives through 2016. Accomplishments year to date include:

•	the Facilities Monetization completed on May 3, 2016 which generated cash proceeds of $75 million. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the eight year term of the agreement. Net proceeds from the sale were used to repay bank indebtedness.

•	the Grafton Acquisition which involved the acquisition of approximately 2,000 boe/d of operated producing assets from Grafton Energy Co. I Ltd. (“Grafton”) for consideration of $29.2 million satisfied on a cash-free basis through the issuance of common shares of Bellatrix, which closed on June 22, 2016. The transaction is consistent with Bellatrix's strategy to consolidate operated production and acreage within the Company’s core area at attractive metrics. The transaction adds highly complementary production and reserves which are expected to be processed through Bellatrix owned infrastructure and facilities and expected to have no incremental impact on general and administrative costs.

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•	the Alder Flats Plant Sale which involved the sale of a 35% minority interest in the Alder Flats Plant to Keyera Partnership ("Keyera") for cash consideration of $112.5 million, which closed on August 9, 2016. Following the transaction, Bellatrix remains operator of the Alder Flats Plant, maintains a 25% working interest ownership, and retains the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the 10 year agreement with Keyera at a cost of $8 million. The $112.5 million of cash consideration includes a prepayment by Keyera for 35% of the estimated future construction costs of Phase 2 of the Alder Flats Plant. Net proceeds from the sale were used to repay bank indebtedness.

•	on August 9, 2016, Bellatrix closed two financings (together, the “Offerings”) for gross proceeds of $80 million. The Offerings included the issuance of $50 million principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 25,000,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipt for gross proceeds of approximately $30 million. As a result of the completion of the Alder Flats Plant Sale, the maturity date of the Debentures has automatically been extended to September 30, 2021 and the Subscription Receipts have automatically converted into Common Shares. Net proceeds from the Offerings of approximately $76.0 million were used to repay bank indebtedness. In connection with the Offerings, Bellatrix has granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional $4.5 million of Subscription Receipts and $7.5 million principal amount of Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. If the Over-Allotment Option is exercised in full, gross proceeds from the Offerings would increase by $12 million to $92 million.

Subsequent to the end of the second quarter, Bellatrix completed its semi-annual borrowing base redetermination and the renewal of its syndicated credit facilities (the "Credit Facilities"). Effective July 15, 2016, total commitments under the Company's Credit Facilities were set at $365 million, comprised of a $210 million revolving facility (the "Revolving Facility") with an extendible maturity date currently set at July 1, 2017, and a $155 non-revolving facility (the "Term Facility") with a maturity date set at November 11, 2016.

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

DELIVERED ON GUIDANCE

Second quarter 2016 production averaged 38,000 boe/d (72% natural gas weighted), which combined with first quarter volumes contributed to first half average production volumes of 38,234 boe/d, exceeding first half 2016 guidance of 38,000 boe/d while underspending the first half capital budget by approximately 8%. Bellatrix exercised sagacious capital restraint given low commodity prices as evidenced by the Company having underspent forecast capital expenditures in both the first and second quarters of 2016, while effectively maintaining production volumes at or above corporate guidance.

Activity in the second quarter of 2016 remained focused on optimization of existing assets given curtailed development drilling activity. Improving wellbore dynamics through the installation of plunger lift systems, wellbore cleanouts and the repositioning of pumps to optimize daily rate have contributed to further attenuation of the base corporate decline rate. Further optimization initiatives including gathering system modelling and the subsequent redirection of hydrocarbon directional flows have maximized deliverability of Bellatrix operated production across the gathering system. Active management of nominations during the ongoing restrictions of firm capacity on the Nova Gas Transmission Ltd. (“NGTL”) system has minimized production impacts. The aforementioned production initiatives have delivered positive results, with first half average production meeting Company guidance despite the shut in of minor non-core properties in Southern Alberta due to persistently low gas prices through the first and second quarters.

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Production expenses in the first half of 2016 averaged $7.91/boe, slightly ahead of Company guidance. The Facilities Monetization impacted the cost structure in the first half of 2016 and the Alder Flats Plant Sale is anticipated to impact production expenses in the second half of 2016 as outlined within the Company’s updated outlook. Bellatrix expects that upon completion of Phase 2 of the Alder Flats Plant, production expenditures will realize a favourable step change reduction given the incremental 30 MMcf/d ownership capacity net to Bellatrix’s 25% working interest.

First Half 2016 Actual Performance versus Guidance

	First Half 2016 Results	First Half 2016 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Mid-point (+/- 500 boe/d)	38,234	38,000	+1%
Natural gas weighting	72%	72%	-
Net capital spending ($ millions) (1)	$37	$40	-8%
Production expenses(2) ($/boe)	$7.91	$7.50	+5%

 (1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Production expenses before net processing revenue/fees.

CONTINUOUS EMPHASIS ON COST CONTAINMENT AND REDUCTIONS

Weak commodity prices persisted through the second quarter of 2016, most notably for natural gas prices with AECO daily and monthly indices averaging $1.39/mcf and $1.25/mcf, respectively, down 24% and 41% compared to first quarter 2016 pricing and down 48% and 53%, respectively, compared with pricing in the second quarter 2015. Despite continued commodity price volatility and weakness, Bellatrix continued its focus on reducing and sustaining low costs across all business units during the second quarter of 2016. In the first half of 2016 compared with the first half of 2015, Bellatrix achieved:

•	Production expenses of $7.91/boe, a reduction of 8% from $8.57/boe

•	Transportation expenses of $0.90/boe were down 27% from $1.24/boe

•	Royalty expenses of $1.01/boe, a reduction of 68% from $3.11/boe

•	General and administrative (“G&A”) costs of $1.35/boe, down 26% from $1.82/boe

•	Capital costs per well drilled were reduced by approximately 22%

ALDER FLATS PHASE 2 TO DELIVER ENHANCED REVENUE GENERATION AND REDUCED COSTS

Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, scheduled for completion in the first half 2018. Bellatrix invested approximately $5.1 million in the second quarter 2016 in facilities and infrastructure related capital including $4.3 million directly in Phase 2 of the Alder Flats Plant.

The Phase 2 expansion project is similar in size and process to Phase 1, however Phase 2 is engineered with a colder process to provide deeper liquids extraction capability with approximately 57% ethane extraction expected, versus approximately 19% ethane extraction engineered within Phase 1. Bellatrix entered into long term NGL fractionation and ethane pricing agreements for both Phase 1 and Phase 2 of the Plant, therefore expects to benefit from enhanced liquids extraction and revenue capture upon completion of Phase 2 in the first half of 2018.

With an expected increase in available throughput at the Alder Flats Plant by approximately 30 MMcf/d to 57.5 MMcf/d net to Bellatrix’s 25% net ownership interest, corporate operating costs are expected to recognize a step change reduction in the first half of 2018 further enhancing the Company’s long term competitiveness. The reduced cost profile further enhances rate of return expectations on drilling projects in the greater Ferrier area and on future development drilling within liquids rich natural gas formations such as the Spirit River and Cardium where Bellatrix holds an estimated inventory of approximately 521 net identified locations within close proximity to the Company’s core consolidated infrastructure and facility network.

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Utilization remained strong at the Alder Flats Plant in the second quarter of 2016 averaging over 97% and since July 2015 the Plant has efficaciously averaged 100% capacity utilization. The Alder Flats Plant not only provides a strategic cost benefit but also provides Bellatrix the ability to re-direct additional natural gas volumes to the Plant during periods of third party facility constraints and unplanned downtime.

STRONG HEDGE PORTFOLIO

Bellatrix’s strategic planning is an active risk management policy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. As at August 9, 2016 Bellatrix had strong risk management protection in place for the second half of 2016 with approximately 60% of gross natural gas volumes hedged at an average fixed price of approximately $2.96/mcf, based upon forecast second half of 2016 average production volumes of 34,500 boe/d (74% natural gas weighted). Additionally, Bellatrix maintains a firm level of risk management protection in 2017 with approximately 35% of gross natural gas volumes hedged at an average fixed price of approximately $3.37/mcf, based on forecast December 2016 average production volumes of 36,500 boe/d (74% natural gas weighted). Bellatrix did not add to its risk management portfolio during the second quarter given weak spot and forward strip natural gas prices. At August 1, 2016 the 2017 AECO forward strip had improved by approximately 10% compared with forward strip pricing on April 1, 2016. Management continues to monitor market pricing with the intent to enhance Bellatrix’s level of risk management protection in 2017 and further fortifying the portfolio with an inaugural base level of 2018 risk management protection over the next several quarters.

SAFE AND RESPONSIBLE OPERATIONS

Although weak commodity prices have reduced industry exploration and development activity, the expectations set for environmental, safety, and regulatory activity continues to increase given heightened obligations and directives as set out in existing and new requirements. To that end, Bellatrix is pleased to announce second quarter results were achieved with no lost time incidents, and no material environmental or regulatory events. Bellatrix continues to execute our Inactive Well Compliance Program (“IWCP”), have achieved our target quota in year one, and have an effective proactive strategy in place to ensure the Company successfully achieves compliance for year two. In July, the Alberta Energy Regulator (“AER”) assessed Bellatrix’s Liability Management Ratio (“LMR”) at 8.8, more than double the industry average LMR of 4.2, and significantly above the Industry LMR Threshold of 1.0 demonstrating a continued strong LMR position.

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SECOND QUARTER 2016 HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	48,285	88,941	103,443	179,127
Funds flow from operations (3)	9,048	28,378	21,924	53,235
Per basic share (6)	$ 0.05	$ 0.15	$ 0.11	$ 0.28
Per diluted share (6)	$ 0.05	$ 0.15	$ 0.11	$ 0.28
Cash flow from operating activities	7,675	16,475	18,008	39,027
Per basic share (6)	$ 0.04	$ 0.09	$ 0.09	$ 0.20
Per diluted share (6)	$ 0.04	$ 0.09	$ 0.09	$ 0.20
Adjusted net loss (5)	(32,254)	(16,414)	(48,283)	(30,401)
Per basic share (6)	$ (0.17)	$ (0.09)	$ (0.25)	$ (0.16)
Per diluted share (6)	$ (0.17)	$ (0.09)	$ (0.25)	$ (0.16)
Net loss	(55,193)	(24,427)	(35,846)	(37,116)
Per basic share (6)	$ (0.28)	$ (0.13)	$ (0.19)	$ (0.19)
Per diluted share (6)	$ (0.28)	$ (0.13)	$ (0.19)	$ (0.19)
Capital – exploration and development	7,766	37,454	36,784	118,799
Capital – corporate assets	23	1,957	54	3,111
Property acquisitions	(2)	48	1	749
Capital expenditures – cash	7,787	39,459	36,839	122,659
Property dispositions – cash	(77,704)	(1,790)	(77,829)	(1,811)
Total net capital expenditures – cash	(69,917)	37,669	(40,990)	120,848
Property acquisitions – non-cash	29,178	-	29,178	-
Other non-cash items	(390)	(3,921)	1,554	3,554
Total capital expenditures – net (5)	(41,129)	33,748	(10,258)	124,402
Bank debt	314,187	387,132	314,187	387,132
Senior Notes	313,279	298,125	313,279	298,125
Adjusted working capital deficiency (4)	10,559	30,276	10,559	30,276
Total net debt (4)	638,025	715,533	638,025	715,533
Total assets	1,607,674	2,233,516	1,607,674	2,233,516
Total shareholders’ equity	806,534	1,214,627	806,534	1,214,627

9

SELECTED OPERATING RESULTS		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,550	11,477	10,554	12,058
Natural gas	(mcf/d)	164,699	173,693	166,077	182,085
Total oil equivalent	(boe/d)	38,000	40,426	38,234	42,406
Average realized prices
Crude oil and condensate	($/bbl)	49.32	66.95	44.10	57.69
Crude oil and condensate (including risk management (1))	($/bbl)	48.66	66.73	43.65	58.28
NGLs (excluding condensate)	($/bbl)	13.05	15.15	11.74	16.69
Crude oil, condensate and NGLs	($/bbl)	25.57	37.77	23.42	35.14
Natural gas	($/mcf)	1.50	2.91	1.75	2.95
Natural gas (including risk management (1))	($/mcf)	2.34	2.94	2.38	2.99
Total oil equivalent	($/boe)	13.60	23.23	14.06	22.66
Total oil equivalent (including risk management (1))	($/boe)	17.19	23.30	16.74	22.98

Net wells drilled		0.0	2.8	5.7	6.0

Selected Key Operating Statistics
Operating netback (5)	($/boe)	3.58	11.92	5.05	10.42
Operating netback (5) (including risk management (1))	($/boe)	7.17	11.99	7.73	10.74
Transportation	($/boe)	0.87	1.26	0.90	1.24
Production expenses	($/boe)	8.46	8.58	7.91	8.57
General & administrative	($/boe)	1.41	1.81	1.35	1.82
Royalties as a % of sales (after transportation)		8%	11%	8%	15%

COMMON SHARES
Common shares outstanding		212,511,486	191,963,910	212,511,486	191,963,910
Share options outstanding		11,518,167	13,847,836	11,518,167	13,847,836
Fully diluted common shares outstanding		224,029,653	205,811,746	224,029,653	205,811,746
Weighted average shares (6)		193,770,290	191,960,174	192,867,100	191,956,654
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		1.68	4.05	1.99	4.46
Low		1.17	2.87	1.11	2.38
Close		1.27	2.91	1.27	2.91
Average daily volume		2,566,699	1,852,296	2,309,273	2,382,730
NYSE
(US$, except volumes) based on intra-day trading
High		1.30	3.38	1.48	3.81
Low		0.90	2.31	0.75	1.86
Close		0.99	2.33	0.99	2.33
Average daily volume		727,342	733,698	1,354,830	809,725

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

10

(2) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

(3) The term funds flow from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(4) Total net debt is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), current bank debt and long-term debt. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current commodity contract assets and liabilities, current finance lease obligation, current deferred lease inducements, and the current portion of bank debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(5) Operating netbacks, adjusted net profit (loss), and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding from net profit (loss) unrealized gains and losses on commodity contracts, unrealized gains and losses on foreign exchange, non-cash one time charges and non-cash impairments net of associated tax impacts after adjusting for non-deductible items. The detailed calculations of adjusted net profit (loss) are found in the MD&A. Adjusted net profit (loss) per share is calculated using the weighted average number of common shares for the period. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(6) Basic weighted average shares for the three and six months ended June 30, 2016 were 193,770,290 (2015: 191,960,174) and 192,867,100 (2015: 191,956,654), respectively.

In computing weighted average diluted loss per share, weighted average diluted adjusted net loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and six months ended June 30, 2016, a total of nil (2015: nil) and nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 193,770,290 (2015: 191,960,174) and 192,867,100 (2015: 191,956,654), respectively.

(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

Second Quarter 2016 Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended June 30, 2016, decreased by 6% to an average of 38,000 boe/d compared to 40,426 boe/d in the second quarter of 2015. Total sales volumes decreased between the three months ended June 30, 2016 and 2015 as drilling activity was curtailed in the latter half of 2015 and the first half of 2016 in response to the volatile and challenging commodity price environment as the Company balanced its focus on maintaining financial strength and liquidity as well as optimization of capital investments. Total crude oil, condensate and NGLs averaged 28% of sales volumes for the second quarter of 2016 compared to 28% in the same period in 2015.

Sales volumes for the six months ended June 30, 2016, averaged 38,234 boe/d, a decrease of 10% from 42,406 boe/d realized in the first half of 2015. Total crude oil, condensate and NGLs averaged 28% of sales volumes for the six months ended June 30, 2016, compared to 28% in the same period in 2015.

Bellatrix focused operational activity in the first half of 2016 on optimization of existing assets, offsetting base declines and providing additional cash flow. Optimization of operations has provided Bellatrix the ability to mitigate downtime, reduce declines, and reduce operating costs across its operating areas. By improving wellbore dynamics through optimization projects daily rates are maximized and base production declines have flattened. Gathering system optimization was achieved through system modelling and subsequent redirection of flow has maximized deliverability of the gathering system. Active management of nominations during the ongoing NGTL restrictions of firm capacity has minimized production impacts as there have also been significant unplanned firm service restrictions on the NGTL system during the second quarter (80-85% of firm transport for several weeks). Despite the shut in of minor non-core properties in Southern Alberta due to persistently low gas prices, Bellatrix first half 2016 average production met the guidance of 37,500 to 38,500 boe/d.

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In response to low natural gas prices forecast through the summer and into the fall, Bellatrix has phased its second half 2016 development plans and on-stream delivery of new Spirit River wells to coincide with stronger forecast pricing later in the year. By delaying the on-stream delivery of new flush natural gas production to the latter part of 2016, Bellatrix plans to maximize the rate of return of the second half 2016 capital program.  Production volumes are anticipated to wane through the third quarter of 2016 before regaining a growth trajectory through the fourth quarter of 2016 with average daily production guidance for the second half of 2016 of 34,500 boe/d.

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
Crude oil and condensate	(bbl/d)	3,641	5,012	3,811	5,425
NGLs (excluding condensate)	(bbl/d)	6,909	6,465	6,743	6,633
Total crude oil, condensate and NGLs	(bbl/d)	10,550	11,477	10,554	12,058
Natural gas	(mcf/d)	164,699	173,693	166,077	182,085
Total sales volumes (6:1 conversion)	(boe/d)	38,000	40,426	38,234	42,406

Crude oil, condensate and NGL sales volumes decreased by 8% in the second quarter of 2016, averaging 10,550 bbl/d compared to 11,477 bbl/d in the same period in 2015. Crude oil, condensate and NGL sales volumes averaged 10,554 bbl/d in the first half of 2016, a decrease of 12% from 12,058 bb/d realized in the first six months of 2015. Sales of natural gas averaged 164.7 MMcf/d during the three months ended June 30, 2016, compared to 173.7 MMcf/d in the same period in 2015, a decrease of 5%. Natural gas sales volumes decreased by 9% to 166.1 MMcf/d during the six months ended June 30, 2016, compared to 182.1 MMcf/d in the same period in 2015.

DRILLING ACTIVITY

	Three months ended June 30, 2016			Three months ended June 30, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	0	0.0	-	4	2.8	100%
Total	0	0.0	-	4	2.8	100%

	Six months ended June 30, 2016			Six months ended June 30, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	0	0.0	-	3	1.2	100%
Spirit River liquids-rich natural gas	10	5.7	100%	7	4.8	100%
Total	10	5.7	100%	10	6.0	100%

Bellatrix curtailed drilling activity in the second quarter of 2016 in response to the low commodity price environment. In the first six months of 2016, Bellatrix posted a 100% success rate, drilling and/or participating in 10 gross (5.7 net) wells Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the first six months of 2016 was weighted 100% towards liquids-rich natural gas wells. The Company has continued its drilling focus in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant. Bellatrix intends to continue to access up to $31 million of partner capital in the second half of 2016 under the Grafton Joint Venture on development drilling in the high impact Spirit River play.

By comparison, during the second quarter of 2015, Bellatrix drilled and/or participated in 4 gross (2.8 net) Spirit River liquids-rich gas wells. During the first half of 2015, Bellatrix drilled and/or participated in 10 gross (6.0 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 7 gross (4.8 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the six months of 2015 was weighted 30% towards oil wells and 70% towards natural gas wells.

12

Bellatrix’s strategic priority remains focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016. A net capital budget to not exceed $40 million has been set for the second half of 2016 with the majority of the Company’s second half capital budget expected to be invested directly in drilling, completion and tie-in activity.

COMMODITY PRICES

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2016	2015	% Change	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.2882	1.2290	5	1.3289	1.2344	8

Crude oil:
WTI (US$/bbl)	45.59	57.95	(21)	39.52	53.34	(26)
Canadian Light crude blend ($/bbl)	55.01	68.88	(20)	48.11	61.08	(21)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	49.32	66.95	(26)	44.10	57.69	(24)
NGLs (excluding condensate)	13.05	15.15	(14)	11.74	16.69	(30)
Total crude oil and NGLs	25.57	37.77	(32)	23.42	35.14	(33)
Total crude oil and condensate (including risk management (1))	48.66	66.73	(27)	43.65	58.28	(25)

Natural gas:
NYMEX (US$/mmbtu)	1.95	2.74	(29)	2.02	2.77	(27)
AECO daily index (CDN$/mcf)	1.39	2.65	(48)	1.61	2.70	(40)
AECO monthly index (CDN$/mcf)	1.25	2.67	(53)	1.68	2.81	(40)
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.50	2.91	(48)	1.75	2.95	(41)
Natural gas (including risk management (1))	2.34	2.94	(20)	2.38	2.99	(20)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The average CDN$/US$1.00 foreign exchange rate increased 5% to 1.2882 for the quarter ended June 30, 2016, from an average rate of 1.2290 in the same period of 2015 and increased by 8% to 1.3289 for the six months ended June 30, 2016, from an average rate of 1.2344 in 2015. The devaluation of the Canadian dollar relative to the United States dollar serves to partially offset the impact of lower United States dollar-denominated crude oil for Canadian producers.

Through the first half of 2016, continued high levels of global oil production have oversupplied the market and led to a supply-demand imbalance in the global marketplace, which has resulted in the prolonged price deterioration for crude oil. The market sentiment towards a rebalancing of supply and demand forces resulted in a 33% increase in crude benchmark pricing in the second quarter of 2016 compared to the first quarter of 2016.

Production of natural gas in North America has remained strong and has more than offset increased Mexican exports and higher than expected demand for natural gas used for power generation in the United States. Further impacting pricing has been robust natural gas storage levels in both Canada and the United States resulting in realized pricing down 25% in the second quarter of 2016 compared to the first quarter of 2016. Forest fires occurred in the Fort McMurray area of Alberta in early May temporarily leading to lower industrial demand for natural gas in Alberta as oil sands producers were required to curtail some production until the fires subsided, which lead to higher natural gas storage levels and additional downward pressure on AECO pricing.

In the second quarter of 2016, Bellatrix realized an average price of $49.32/bbl before commodity price risk management contracts for crude oil and condensate, a decrease of 26% from the average price of $66.95/bbl received in the second quarter of 2015. By comparison, Canadian Light crude blend price decreased by 20% and the average WTI crude oil benchmark price decreased by 21% between the second quarters of 2016 and 2015. During the six months ended June 30, 2016, Bellatrix realized an average price for crude oil and condensate of $44.10/bbl before commodity price risk management contracts, a decrease of 24% from the average price of $57.69/bbl realized during the first half of 2015. By comparison Bellatrix’s realized price decreased in line with industry, the Canadian Light price decreased by 21% and the average WTI crude oil benchmark price decreased by 26% between the first six months of 2016 and 2015.

13

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 14% to $13.05/bbl during the second quarter of 2016, compared to $15.15/bbl received in the second quarter of 2015. NGL pricing in Western Canada remains challenged given individual market conditions for propane and butane products. Butane pricing has been impacted by higher product supply from key United States natural gas plays which has negatively impacted the overall supply-demand balance. Propane pricing has also been negatively impacted by supply-demand balance and logistical issues in Western Canada which has hindered deliveries to major demand markets. Realized propane prices have continued to improve in the second quarter of 2016 as seasonal demand has risen in key markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 30% to $11.74/bbl during the six months ended June 30, 2016, compared to $16.69/bbl received in the first half of 2015.

Natural gas prices declined during the second quarter of 2016 as year-over-year storage levels remained robust due to strong production levels. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the three months ended June 30, 2016, the AECO daily reference price decreased by 48% and the AECO monthly reference price decreased by approximately 53% compared to the second quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the second quarter of 2016 decreased by 48% to $1.50/mcf compared to $2.91/mcf in the same period in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended June 30, 2016 averaged $2.34/mcf compared to $2.94/mcf in the second quarter of 2015. During the first six months of 2016, the AECO daily reference price decreased by 40% and the AECO monthly reference price decreased by 40% compared to the same period in 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the six months ended June 30, 2016 decreased by 41% to $1.75/mcf compared to $2.95/mcf in the first half of 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the six months ended June 30, 2016 averaged $2.38/mcf compared to $2.99/mcf in the same period in 2015.

REVENUE

Total revenue of $48.3 million for the three months ended June 30, 2016 decreased by 46% compared to $88.9 million realized in the second quarter of 2015. During the first six months of 2016, Bellatrix’s total revenue decreased by 42% to $103.4 million, compared to $179.1 million in the same period in 2015. The lower realized total revenue in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to significantly lower realized commodity pricing for light oil, condensate, natural gas and NGLs. Further contributing to the decrease in total revenue was a 10% decrease in sales volumes resulting from lower drilling activity throughout the first half of 2016 as compared to the same period of 2015.

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2016 decreased by 38% to $24.5 million from $39.4 million realized during the second quarter of 2015. The decrease in revenue realized between the periods was the result of significantly reduced realized crude oil, condensate, and NGL prices when compared to the second quarter of 2015 and an 8% decrease in sales volumes resulting from the shift in capital activity to the Spirit River play. For the six months ended June 30, 2016, Bellatrix realized crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts of $45.0 million, a 41% decrease from $76.7 million realized during the first half of 2015. The decrease in realized revenue between the six month periods was due to weaker average crude oil and NGL prices.

For the three and six months ended June 30, 2016, total crude oil, condensate and NGL revenues contributed 52% and 46% of petroleum and natural gas sales, respectively, compared to 46% and 44% in the comparable 2015 periods.

14

Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 51% in the second quarter of 2016 to $22.5 million from $46.0 million during the same period in 2015. This was a result of a 48% decrease in realized natural gas prices before risk management in conjunction with a 5% decrease in sales volumes between the periods. For the six months ended June 30, 2016, natural gas revenue before other income, royalties and commodity price risk management contracts decreased by approximately 46% to $52.9 million compared to $97.2 million realized during the first half of 2015. The decrease between the periods was the result of a 41% decrease in realized gas prices before risk management and a 9% decrease in sales volumes between the periods.

Revenue

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Crude oil and condensate	16,338	30,534	30,586	56,648
NGLs (excluding condensate)	8,206	8,912	14,404	20,035
Crude oil and NGLs	24,544	39,446	44,990	76,683
Natural gas	22,473	46,002	52,861	97,225
Petroleum and natural gas sales	47,017	85,448	97,851	173,908
Other income (1)	1,268	3,493	5,592	5,219
Total revenue	48,285	88,941	103,443	179,127

(1) Other income primarily consists of processing and other third party income.

COMMODITY PRICE RISK MANAGEMENT

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of thirty months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

As at June 30, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	July 1, 2016 to October 31, 2016	19,000 GJ/d	$1.84 CDN	$1.84 CDN	AECO
Natural gas fixed	July 1, 2016 to December 31, 2016	90,000 GJ/d	$2.70 CDN	$2.70 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	62,220 GJ/d	$2.94 CDN	$2.94 CDN	AECO

Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl WTI)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	July 1, 2016 to September 30, 2016	500	US$4.05
Crude Oil	WTI basis swap	July 1, 2016 to December 31, 2016	1,500	US$4.05
(1)	Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts reflected in its financial statements as an unrealized asset or liability is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Condensed Consolidated Statements of Comprehensive Loss within the financial statements.

15

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended June 30, 2016 and 2015:

Commodity contracts

Three months ended June 30, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(217)	12,637	12,420
Unrealized gain (loss) on contracts (1)	131	(29,850)	(29,719)
Total (loss) on commodity contracts	(86)	(17,213)	(17,299)

Commodity contracts

Three months ended June 30, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(233)	489	256
Unrealized gain (loss) on contracts (1)	(5,847)	3,506	(2,341)
Total gain (loss) on commodity contracts	(6,080)	3,995	(2,085)

The following are summaries of the gain (loss) on commodity price risk management contracts for the six months ended June 30, 2016 and 2015:

Commodity contracts

Six months ended June 30, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(311)	18,968	18,657
Unrealized gain (loss) on contracts (1)	144	(5,405)	(5,261)
Total gain (loss) on commodity contracts	(167)	13,563	13,396

Commodity contracts

Six months ended June 30, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain on contracts	1,277	1,161	2,438
Unrealized gain (loss) on contracts (1)	(2,848)	2,237	(611)
Total gain (loss) on commodity contracts	(1,571)	3,398	1,827

(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners in British Columbia, Alberta and Saskatchewan in which it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

For the three months ended June 30, 2016, the Company incurred $3.6 million in royalties, compared to $8.9 million in the second quarter of 2015. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 8% in the three months ended June 30, 2016, compared to 11% in the comparative 2015 period. For the six months ended June 30, 2016, Bellatrix incurred total royalties of $7.0 million compared to $23.9 million incurred in the first half of 2015. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first six months of 2016 were 8%, compared with 15% in the same period in 2015.

Lower average corporate royalty rates period over period include the impact from lower commodity prices reflecting the “sliding scale” effect included in the Alberta Royalty Framework and a change in corporate production volume commodity weighting as well as increased gas cost allowance (“GCA”) credits mainly associated with significant infrastructure and facilities investments by the Company over the past three years. The GCA credits have also increased as a result of the growth in custom processing from the Alder Flats Plant that was commissioned in 2015.

16

Royalties by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015
Crude oil, condensate, and NGLs	4,911	8,064	9,155	17,064
$/bbl	5.12	7.72	4.77	7.82
Average crude oil, condensate and NGLs royalty rate (%)	20	21	21	23

Natural Gas	(1,267)	844	(2,115)	6,834
$/mcf	(0.08)	0.05	(0.07)	0.21
Average natural gas royalty rate (%)	(6)	2	(4)	8

Total	3,644	8,908	7,040	23,899
Total $/boe	1.05	2.42	1.01	3.11
Average total royalty rate (%)	8	11	8	15

Royalties by Type

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Crown royalties	(366)	1,728	(33)	7,168
IOGC royalties	1,742	1,755	3,447	7,449
Freehold & GORR	2,268	5,425	3,626	9,282
Total	3,644	8,908	7,040	23,899

The Company’s light crude oil, condensate, NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta New Well Royalty Rate program and the Natural Gas Deep Drilling royalty incentive program, offset in-part by wells drilled on Ferrier lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

In the first half of 2016, the Government of Alberta completed its oil and gas royalty review, and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. In July 2016, the Alberta government provided further formulaic details on the MRF which is currently being assessed by Bellatrix.

EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Production	29,263	31,581	55,045	65,801
Transportation	3,013	4,613	6,239	9,487
Royalties	3,644	8,908	7,040	23,899
General and administrative	4,866	6,676	9,388	14,006
Interest and financing charges (1)	12,017	9,260	24,247	15,485
Share-based compensation	1,113	3,315	1,304	3,689

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended June 30,		Six months ended June 30,
($/boe)	2016	2015	2016	2015
Production	8.46	8.58	7.91	8.57
Transportation	0.87	1.26	0.90	1.24
Royalties	1.05	2.42	1.01	3.11
General and administrative	1.41	1.81	1.35	1.82
Interest and financing charges (1)	3.48	2.52	3.48	2.02
Share-based compensation	0.32	0.90	0.19	0.48

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

17

PRODUCTION EXPENSES

Production expenses for the three and six months ended June 30, 2016 totaled $29.3 million ($8.46/boe) and $55.0 million ($7.91/boe), compared to $31.6 million ($8.58/boe) and $65.8 million ($8.57/boe) in the comparative 2015 periods. The decrease in production expense on a per-boe basis between the three and six month periods ended June 30, 2016 and the comparative periods in 2015 was primarily attributable to cost reductions realized from the Company’s investment in the Alder Flats Plant which reduced the sales volume flowing to higher cost structured third-party facilities, as well as increased operational efficiencies, field optimization work and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in the first half of 2016, resulting in mitigation of downtime, moderating base declines and reducing production expenses. The culmination of the programs resulted in additional cash flow with relatively small capital investment.

Production Expenses by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015
Crude oil, condensate and NGLs	7,967	8,837	15,136	18,387
$/bbl	8.30	8.46	7.88	8.42

Natural gas	21,296	22,744	39,909	47,414
$/mcf	1.42	1.44	1.32	1.44

Total Production Expenses	29,263	31,581	55,045	65,801
Total $/boe	8.46	8.58	7.91	8.57

TRANSPORTATION EXPENSES

Transportation expenses for the three and six months ended June 30, 2016 were $3.0 million ($0.87/boe) and $6.2 million ($0.90/boe), compared to $4.6 million ($1.26/boe) and $9.5 million ($1.24/boe) in the same periods in 2015. The decrease in transportation costs per boe in the 2016 year was due to Bellatrix completing the construction of pipeline infrastructure in the second half of 2015 to transport liquids volumes from major compression facilities to processing facilities as opposed to trucking the production volumes. Additionally, in the latter part of 2015 and the first half of 2016, Bellatrix shifted capital activity towards the development of Spirit River liquids-rich gas wells which have lower associated transportation costs than oil wells due to increased utilization of Company owned pipeline infrastructure associated with these wells.

OPERATING NETBACK

Operating Netback – Corporate (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/boe)	2016	2015	2016	2015
Sales (1)	13.96	24.18	14.87	23.34
Production	(8.46)	(8.58)	(7.91)	(8.57)
Transportation	(0.87)	(1.26)	(0.90)	(1.24)
Royalties	(1.05)	(2.42)	(1.01)	(3.11)
Operating netback	3.58	11.92	5.05	10.42

(1) Sales includes other income.

During the three months ended June 30, 2016, the Company’s corporate operating netback before commodity risk management contracts decreased by 70% to $3.58/boe compared to $11.92/boe in the second quarter of 2015. The reduced netback realized in the second quarter of 2016 was primarily the result of depressed average realized commodity prices, partially offset by reduced production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended June 30, 2016 was $7.17/boe compared to $11.99/boe in the second quarter of 2015. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

18

For the six months ended June 30, 2016, the corporate operating netback (before commodity risk management contracts) was $5.05/boe a decrease of 52% compared to $10.42/boe in the first half of 2015. The reduced netback realized in the first six months of 2016 was primarily the result of lower average realized commodity prices, partially offset by lower production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the six months ended June 30, 2016 was $7.73/boe compared to $10.74/boe in the first six months of 2015.

Operating Netback – Crude Oil, Condensate, and NGLs (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/bbl)	2016	2015	2016	2015
Sales	25.57	37.77	23.42	35.14
Production	(8.30)	(8.46)	(7.88)	(8.42)
Transportation	(0.37)	(1.34)	(0.41)	(1.33)
Royalties	(5.12)	(7.72)	(4.77)	(7.82)
Operating netback	11.78	20.25	10.36	17.57

Operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the second quarter of 2016 averaged $11.78/bbl, a decrease of 42% from the $20.25/bbl realized during the same period in 2015. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the three months ended June 30, 2016 was $11.57/bbl compared to $20.03/bbl in the same period in 2015. The decrease between the periods was primarily a result of weaker crude oil, condensate and NGL commodity prices, partially offset by lower production, transportation and royalty expenses.

Operating netback for crude oil, condensate, and NGLs decreased by 41% to $10.36/bbl for the six months ended June 30, 2016 from $17.57/bbl realized in the first half of 2015. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the six months ended June 30, 2016 was $10.20/bbl compared to $18.16/bbl in the first half of 2015. The reduced netback was primarily attributable to suppressed crude oil, condensate, and NGL commodity prices, partially offset by lower production, transportation and royalty expenses.

Operating Netback – Natural Gas (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/mcf)	2016	2015	2016	2015
Sales	1.50	2.91	1.75	2.95
Production	(1.42)	(1.44)	(1.32)	(1.44)
Transportation	(0.18)	(0.20)	(0.18)	(0.20)
Royalties	0.08	(0.05)	0.07	(0.21)
Operating netback	(0.02)	1.22	0.32	1.10

The operating netback for natural gas before commodity price risk management contracts during the second quarter of 2016 of a loss of $0.02/mcf compared to $1.22/mcf recorded in the same period in 2015. As a result Bellatrix’s active risk management strategy, the operating netback for natural gas for the second quarter of 2016 was $0.82/mcf compared to $1.25/mcf in the same period in 2015 after including commodity risk management contracts.

The reduction to the realized netback between the second quarters of 2015 and 2016 was driven by a significant decrease in natural gas prices, partially offset by reduced production and transportation expenses and royalty recoveries in the second quarter of 2016. For the six months ended June 30, 2016, Bellatrix realized an operating netback for natural gas of $0.32/mcf, a decrease of 71% from $1.10/mcf realized in the same period in 2015. The lower netback realized between the periods reflected lower natural gas prices, partially offset by decreased production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first six months of 2016 was $0.95/mcf compared to $1.14/mcf in the same period in 2015.

19

GENERAL AND ADMINISTRATIVE

Bellatrix incurred lower gross G&A expenses (before capitalized G&A and recoveries) in the second quarter of 2016 when compared to the same period of 2015 by 28% as the Company initiated numerous cost saving strategies to reduce gross G&A expenses. Net G&A expenses (after capitalized costs and recoveries) for the three and six months ended June 30, 2016 were $4.9 million ($1.41/boe) and $9.4 million ($1.35/boe), respectively, compared to $6.7 million ($1.81/boe) and $14.0 million ($1.82/boe) in the comparative 2015 periods, a decrease of 27% and 33%, respectively. The overall decrease to net G&A was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses in the last half of 2015 and the first half of 2016. This decrease more than offset reduced recoveries from partners associated with lower capital spending in 2016 as compared to 2015.

General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015
Gross expenses	8,144	11,299	17,031	24,398
Capitalized	(1,580)	(1,706)	(3,888)	(3,964)
Recoveries	(1,698)	(2,917)	(3,755)	(6,428)
G&A expenses	4,866	6,676	9,388	14,006
G&A expenses, per unit ($/boe)	1.41	1.81	1.35	1.82

INTEREST AND FINANCING CHARGES

For the three and six months ended June 30, 2016, Bellatrix recorded $12.0 million ($3.48/boe) and $24.2 million ($3.48/boe) of interest and financing charges related to the bank debt and the outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (“Senior Notes”), compared to $9.3 million ($2.52/boe) and $15.5 million ($2.02/boe) during the same periods in 2015, respectively.

The overall increase in interest and financing charges between the second quarters of 2015 and 2016 was mainly due to interest related to the Senior Notes which were issued during the second quarter of 2015 partially offset by the decrease interest charges related to the lower Bank debt.

Interest and Financing Charges (1)

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015
Interest on Bank debt	4,549	6,110	8,820	12,335
Interest on Senior Notes	7,468	3,150	15,427	3,150
Interest and financing charges	12,017	9,260	24,247	15,485
Interest and financing charges ($/boe)	3.48	2.52	3.48	2.02

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix’s total net debt at June 30, 2016 of $638.0 million included $314.2 million of bank debt, $313.3 million of Senior Notes which includes $20.0 million of unrealized foreign exchange gain recognized on the mark-to-market of the Company’s United States dollar denominated Senior Notes in the six months ended June 30, 2016, and an adjusted working capital deficiency of $10.6 million.

20

Reconciliation of Total Liabilities to Total Net Debt

	As at June 30,
($000s)	2016	2015
Total liabilities per financial statements	801,140	1,018,889
Current liabilities (excluding bank debt)	(64,408)	(153,044)
Decommissioning liabilities	(98,121)	(91,566)
Finance lease obligation	(7,667)	(9,264)
Deferred lease inducements	(2,217)	(2,557)
Risk management contract liability	(1,261)	-
Deferred taxes	-	(77,201)

Adjusted working capital
Current assets	(56,448)	(119,029)
Current liabilities	219,408	153,044
Current portion of bank debt	(155,000)	-
Current portion of finance lease	(1,597)	(1,609)
Current portion of deferred lease inducements	(340)	(340)
Current portion of risk management contract asset	4,782	1,058
Current portion of risk management contract liability	(246)	(2,848)
	10,559	30,276
Total net debt	638,025	715,533

SHARE-BASED COMPENSATION

Bellatrix has an Incentive Award Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. As at August 9, 2016, Bellatrix had 1,390,681 RAs and 1,143,400 PAs outstanding. During the second quarter, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Incentive Award Plan. As a result, awards under the Incentive Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company and may range between zero and two times.

For the three months ended June 30, 2016, non-cash share-based compensation was an expense of $1.1 million ($0.32/boe) compared to $3.3 million ($0.90/boe) in the same period in 2015. The non-cash share-based compensation expense realized in the three months ended June 30, 2016 period was composed of an expense of $1.2 million (2015: $1.8 million) for the Company’s outstanding share options, an expense of $0.1 million for Deferred Share Units (“DSUs”) (2015: $0.9 million expense), an expense of $0.2 million (2015: $1.5 million expense) for RAs and an expense of $0.1 million (2015: $0.2 million expense) for PAs. Share-based compensation expense was offset by capitalized share-based compensation. For the three months ended June 30, 2016, capitalized share-based compensation was $0.5 million compared to $1.1 million in the same period in 2015. As a result of the shareholder and TSX approval received, Bellatrix recorded $0.8 million to contributed surplus in the period in relation to certain awards that the Company expects will be equity settled.

For the six months ended June 30, 2016, non-cash share-based compensation expense was $1.3 million ($0.19/boe) compared to $3.7 million ($0.48/boe) in the first half of 2015. The decrease in non-cash share-based compensation expense was the result of a lower expense of $1.9 million (2015: $3.4 million expense) for the Company’s outstanding share options, a reduced expense of $0.2 million (2015: $1.3 million expense) for RAs, an expense of $0.1 million (2015: $0.1 million expense) for PAs and a $0.2 million recovery for DSUs (2015: $0.4 million expense). The recovery recognized for DSUs during the six months ended June 30, 2016, was due to the revaluation of DSUs resulting from lower weighted average share trading price at June 30, 2016 than at December 31, 2015. Share-based compensation expense was offset by capitalized share-based compensation. For the six months ended June 30, 2016, capitalized share-based compensation was $0.7 million compared to $1.5 million in the same period in 2015.

21

DEPLETION AND DEPRECIATION

Depletion and depreciation expense for the three and six months ended June 30, 2016, was $37.6 million ($10.86/boe) and $75.2 million ($10.80/boe) compared to $44.2 million ($12.02/boe) and $92.6 million ($12.07/boe) recognized in the comparative 2015 periods, respectively. The decrease in the Company’s depletion and depreciation expense on a per boe basis between the periods can be attributed to the lower capital cost base stemming from the impairment of assets recognized in 2015, a decline in the associated future development costs attributable to the reserves in 2016, and a decrease in production volumes in 2016, resulting in a lower depletion rate.

For the three months ended June 30, 2016, Bellatrix has included a total of $1.11 billion (2015: $1.21 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $60.8 million (2015: $83.3 million) for estimated salvage value.

Depletion and Depreciation

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015
Depletion and Depreciation	37,571	44,232	75,162	92,614
Depletion and Depreciation per unit ($/boe)	10.86	12.02	10.80	12.07

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Realized gain (loss) on foreign exchange	523	(22)	505	107
Unrealized gain (loss) on foreign exchange	(1,517)	(6,279)	20,019	(6,279)
Unrealized gain (loss) on foreign exchange contracts	111	-	(3,728)	-
Gain (loss) on foreign exchange	(883)	(6,301)	16,796	(6,172)

For the three and six months ended June 30, 2016, Bellatrix recorded a foreign exchange loss of $0.9 million and a gain of $16.8 million, respectively. This was due to the impact of the change over the three and six month periods ended June 30, 2016, in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($1.5 million loss and $20.0 million gain, respectively), net of the change in the fair value of its United States foreign exchange forward contract ($0.1 million gain and $3.7 million loss, respectively).

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

As at June 30, 2016, the Company had entered into the following United States foreign exchange forward purchase contracts:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

22

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	June 30,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(1,261)	2,466

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and six months ended June 30, 2016, the Company recognized deferred income tax recoveries of $19.5 million and $18.6 million, compared to recoveries of $0.6 million and $4.4 million realized during the same periods in 2015, respectively. The deferred income tax recovery recognized in the first six months of 2016 compared to the deferred tax recovery recognized in the first half of 2015 was primarily attributable to a greater net loss recognized in the 2016 period compared to the net loss during the 2015 period, after adjusting for non-deductible tax items. At June 30, 2016 the Company had a total deferred tax asset balance of $77.9 million.

At June 30, 2016, Bellatrix had approximately $1.65 billion in tax pools available for deduction against future income as follows:

Tax Pools

		June 30,	June 30,
($000s)	Rate %	2016	2015
Intangible resource pools:
Canadian exploration expenses	100	119,100	117,300
Canadian development expenses	30	783,600	817,300
Canadian oil and gas property expenses	10	205,500	189,700
Foreign resource expenses	10	600	700
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 100	372,800	400,900
Non-capital losses (expire through 2033)	100	151,000	162,300
Financing costs	20 Straight-Line	5,300	9,300
		1,654,000	1,713,600

(1) Approximately $341 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

CASH FLOW FROM OPERATING ACTIVITIES, FUNDS FLOW FROM OPERATIONS, NET LOSS, AND ADJUSTED NET LOSS

As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Cash flow from operating activities	7,675	16,475	18,008	39,027
Decommissioning costs incurred	831	267	1,682	970
Change in non-cash working capital	542	11,636	2,234	13,238
Funds flow from operations	9,048	28,378	21,924	53,235

Bellatrix generated funds flow from operations of $9.0 million ($0.05 per basic share and diluted share) in the second quarter of 2016, a decrease of 68% from $28.4 million ($0.15 per basic share and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the second quarters of 2015 and 2016 was mainly attributable to lower realized commodity pricing for crude oil and natural gas and a 6% decrease in sales volumes, partially offset by decreased production, transportation, royalty and G&A expenses. Bellatrix’s cash flow from operating activities for the three months ended June 30, 2016 decreased by 53% to $7.7 million ($0.04 per basic share and diluted share) from $16.5 million ($0.09 per basic share and diluted share) generated in the second quarter of 2015.

23

Bellatrix generated funds flow from operations of $21.9 million ($0.11 per basic share and diluted share) for the six months ended June 30, 2016, a decrease of 59% from $53.2 million ($0.28 per basic share and diluted share) generated during the first six months of 2015. The decrease in funds flow from operations between the first six months of 2015 and 2016 was mainly attributable to lower realized commodity pricing for crude oil and natural gas and a 10% decrease in sales volumes, partially offset by decreased production, transportation, royalty and G&A expenses. Bellatrix’s cash flow from operating activities in the first half of 2016 decreased by 54% to $18.0 million ($0.09 per basic share and diluted share) from $39.0 million ($0.20 per basic share and diluted share) generated in the comparative 2015 period.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect after adjusting for non-deductible tax items of non-cash commodity contracts mark–to–market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Adjusted Net Loss

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Net loss	(55,193)	(24,427)	(35,846)	(37,116)
Add (deduct) non-operating items:
Unrealized loss on commodity contracts	29,719	2,341	5,261	611
Unrealized (gain) loss on foreign exchange	1,406	6,279	(16,291)	6,279
Tax impact on non-operating items (1)	(8,186)	(607)	(1,407)	(175)
Adjusted net loss	(32,254)	(16,414)	(48,283)	(30,401)

(1)	Tax impact on non-operating items after adjusting for non-deductible tax items calculated using 27% tax rate.

Bellatrix recognized an adjusted net loss of $32.3 million ($0.17 per basic and diluted share) for the three months ended June 30, 2016, compared to an adjusted net loss of $16.4 million ($0.09 per basic and diluted share) in the second quarter of 2015. The increase in adjusted net loss recorded in the second quarter of 2016 compared to adjusted net loss in the same period in 2015 was primarily the result of the significant decrease in revenue driven by the volatile and challenging commodity price environment, more than offsetting the decrease in the costs related to production, transportation, G&A and depletion and depreciation expenses, as compared to the same period in 2015.

For the three months ended June 30, 2016, Bellatrix recognized a net loss of $55.2 million ($0.28 per basic and diluted share), compared to a net loss of $24.4 million ($0.13 per basic share and diluted share) in the second quarter of 2015. The increase in net loss recorded in the second quarter of 2016 compared to the same period in 2015 was primarily the result of an increase in unrealized losses on commodity risk management contracts and losses on property dispositions in the quarter.

Bellatrix recognized an adjusted net loss of $48.3 million ($0.25 per basic and diluted share) for the six months ended June 30, 2016, compared to an adjusted net loss of $30.4 million ($0.16 per basic and diluted share) in the comparative 2015 period, after realizing decreased funds from operating activities from the significantly reduced commodity pricing environment.

For the six months ended June 30, 2016, Bellatrix recognized a net loss of $35.8 million ($0.19 per basic and diluted share), compared to a net loss of $37.1 million ($0.19 per basic and diluted share) in the same period in 2015. The decrease in net loss recorded in the first half of 2016 compared to the same period in 2015 was primarily the result of an increase in realized gains on commodity risk management contracts and future income tax recoveries recorded in the period.

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Funds Flow from Operations, Cash Flow from Operating Activities, Adjusted Net Loss and Net Loss

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2016	2015	2016	2015
Funds flow from operations	9,048	28,378	21,924	53,235
Basic ($/share)	0.05	0.15	0.11	0.28
Diluted ($/share)	0.05	0.15	0.11	0.28

Cash flow from operating activities	7,675	16,475	18,008	39,027
Basic ($/share)	0.04	0.09	0.09	0.20
Diluted ($/share)	0.04	0.09	0.09	0.20

Adjusted net loss	(32,254)	(16,414)	(48,283)	(30,401)
Basic ($/share)	(0.17)	(0.09)	(0.25)	(0.16)
Diluted ($/share)	(0.17)	(0.09)	(0.25)	(0.16)

Net loss	(55,193)	(24,427)	(35,846)	(37,116)
Basic ($/share)	(0.28)	(0.13)	(0.19)	(0.19)
Diluted ($/share)	(0.28)	(0.13)	(0.19)	(0.19)

CAPITAL EXPENDITURES

Bellatrix curtailed capital activity in the second quarter of 2016 given low commodity prices and the seasonal spring break up period. Bellatrix’s strategic priority remains focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016. During the three months ended June 30, 2016, Bellatrix invested $7.8 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $37.5 million in the same period in 2015. During the six months ended June 30, 2016, Bellatrix invested $36.8 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $118.8 million in the comparative 2015 period.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Lease acquisitions and retention	72	(289)	1,025	2,067
Geological and geophysical	(75)	24	53	627
Drilling and completion costs	2,656	16,183	27,568	39,884
Facilities and equipment	5,113	30,175	8,138	84,860
Property transfers – cash	-	(8,639)	-	(8,639)
Capital – exploration and development (1)	7,766	37,454	36,784	118,799
Capital – corporate assets (2)	23	1,957	54	3,111
Property acquisitions	(2)	48	1	749
Total capital expenditures – cash	7,787	39,459	36,839	122,659
Property dispositions – cash	(77,704)	(1,790)	(77,829)	(1,811)
Total net capital expenditures – cash	(69,917)	37,669	(40,990)	120,848
Property acquisitions – non-cash	29,178	-	29,178	-
Other – non-cash (3)	(390)	(3,921)	1,554	3,554
Total capital expenditures – net (4)	(41,129)	33,748	(10,258)	124,402

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

In the second quarter of 2016, capital spending on exploration and development activities of $7.8 million was focused primarily on facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. Bellatrix remains committed to construction of Phase 2 of the Alder Flats Plant as significant pre-build and flexibility has already been incorporated into the design and footprint at the Alder Flats Plant. The combined inlet capacity for Phase 1 and Phase 2 will be a total of 230 MMcf/d with an expected on-stream date for Phase 2 in the first half of 2018.

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Based on economic conditions and Bellatrix’s operating forecast for the second half of 2016, the Board approved a budget in June 2016 for a net capital program of up to $40 million in the second half of 2016, with funding limited to available cash flow. The second half of 2016 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects with approximately 19% of total expenditures invested in facilities and infrastructure, including approximately $7 million invested into Phase 2 of the Alder Flats Plant. A portion of such expenditures represent the prepayment made by Keyera related to Phase 2, pursuant to the Alder Flats Plant Sale.

Business Combination

Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million, paid through the issuance of 20,547,576 common shares of Bellatrix during the second quarter of 2016. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined it to constitute a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using observable market metrics. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final. The acquired assets consisted of $29.7 million of oil and natural gas properties, the value of which was determined using observable market metrics in addition to $0.5 million of decommissioning liabilities assumed as a result of the acquisition. The acquired assets were originally earned by Grafton under the $250 million Grafton Joint Venture, and consist of Grafton’s interest in 18 gross wells (representing Grafton’s pre-payout interest in such wells) and related lands, rights and interests currently operated by Bellatrix. The acquired assets produced an average of approximately 2,000 boe/d net to Grafton in the month prior to acquisition (79% natural gas weighted). No gain or loss on property acquisition was recognized in relation to the acquisition. The closing date of the transaction was June 22, 2016.

Dispositions

During the three month period ending June 30, 2016, Bellatrix completed the Facilities Monetization, pursuant to which it sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the eight year duration of the agreement. In addition, Bellatrix retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. The estimated rental costs associated with the arrangement will have a modest impact on the Company’s overall corporate operating cost profile, which Bellatrix believes will be partially offset by continued cost reduction initiatives and third party processing revenue generated and retained by Bellatrix from the facilities. Payments for use of the facilities are treated as an operating lease and included in Bellatrix’s corporate commitments.

In the three and six months ended June 30, 2016, the Company recognized total net gains on disposition of $0.2 million and $4.2 million, respectively, were recognized relating to gains on wells drilled under the Grafton Joint Venture (2015: $1.9 million and $8.0 million on wells drilled under the Grafton Joint Venture and the joint venture between Bellatrix and TCA Energy Ltd. that was terminated in the fourth quarter of 2015) which were completed and tied-in during the quarter as well as adjustments for wells completed and tied in during prior periods. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture, Grafton contributes 82% of the total capital costs required for each well and in return earns 54% of Bellatrix’s WI in each well drilled in the well program until payout.

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Additionally in the quarter, Bellatrix had minor dispositions of both assets and working interest in assets for proceeds of $2.7 million.

Bellatrix recorded a total loss on property dispositions of $13.1 million for the three months ended June 30, 2016.

Subsequent to the quarter end, Bellatrix closed the transaction to sell a 35% minority interest in the Alder Flats Plant to Keyera for cash consideration of $112.5 million. As part of the transaction, Bellatrix and Keyera will enter into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix will retain a 25% interest in the Alder Flats Plant, and will also have the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.

Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half 2018 at a remaining net cost to Bellatrix of approximately $41 million, including the amount represented by Keyera's prepayment. Subject to changes in commodity prices and the assumptions and risk factors discussed under "Forward-Looking Statements", Bellatrix currently anticipates that the remaining net costs relating to the Phase 2 expansion project of the Alder Flats Plant, including the amount represented by Keyera's prepayment, will be funded from our cash flow.

DECOMMISSIONING LIABILITIES

At June 30, 2016, Bellatrix has recorded decommissioning liabilities of $98.1 million compared to $96.4 million at December 31, 2015, for future abandonment and reclamation of the Company’s properties. During the six months ended June 30, 2016, decommissioning liabilities increased by a net $1.7 million as a result of $0.4 million incurred in relation to development activities, $0.8 million as a result of charges for the unwinding of discount rates used for assessing liability present values and $5.2 million resulting from changes in estimates. This was offset by a $4.7 million reduction in the liability as a result of disposition transactions in the period. The $5.2 million increase in decommissioning liabilities between June 30, 2016 and December 31, 2015 resulting from revisions on estimates were primarily due to reduced market interest rates which decreases the discount rates applied to the valuation of the liabilities.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, production and sales volumes, operating expenses, taxes and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. In order to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved a 2016 net capital budget of up to $77 million, with funding limited to available cash flow. The 2016 capital budget represents an approximate 50% reduction in capital spending relative to total 2015 capital spending. Bellatrix expects to be able to fund its 2016 capital program by reinvesting cash flow and to the extent necessary, through borrowings under its revolving Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

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In addition to funds flow from operations, the Company’s other main source of liquidity is its revolving Credit Facilities. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. At June 30, 2016 the Company had $314 million outstanding at a weighted average interest rate of 4.48%.

Subsequent to June 30, 2016, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million Revolving Facility and a $155 million Term Facility. The maturity date of the Revolving Facility has been extended to July 1, 2017, and Bellatrix may request a further extension for a period not to exceed 3 years which may or may not be granted by the lenders. The maturity date of the Term Facility has been set at November 11, 2016. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to occur on November 11, 2016.

The agreement governing the Credit Facilities contemplates that concurrently with the maturity of the Term Facility on November 11, 2016, the Revolving Facility will be reduced from $210 million to $152 million; however, the actual amount of the Revolving Facility will depend on the semi–annual borrowing base review to be conducted in November 2016, which could result in the total commitment under the Revolving Facility being higher or lower than the $152 million currently contemplated.

The agreement governing the Credit Facilities contains certain events of default which relate to the Company failing to satisfy certain milestones in order to payout the amounts owing on November 11, 2016. Subsequent to June 30, 2016, Bellatrix completed the Alder Flats Plant Sale to Keyera for cash consideration of $112.5 million, which closed on August 9, 2016. Net proceeds from the sale were used to repay bank indebtedness.

On August 9, 2016, Bellatrix closed two financings for gross proceeds of $80 million. The Offerings included the issuance of $50 million principal amount of Debentures and 25,000,000 Subscription Receipts at a price of $1.20 per Subscription Receipt for gross proceeds of approximately $30 million. As a result of the completion of the Alder Flats Plant Sale, the maturity date of the Debentures has automatically been extended to September 30, 2021 and the Subscription Receipts have automatically converted into Common Shares. Net proceeds from the Offerings of approximately $76.0 million were used to repay bank indebtedness. In connection with the Offerings, Bellatrix has granted the underwriters an option to purchase up to an additional $4.5 million of Subscription Receipts and $7.5 million principal amount of Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. If the Over-Allotment Option is exercised in full, gross proceeds from the Offerings would increase by $12 million to $92 million. Bellatrix used the cash proceeds from the Offerings to partially effect the mandatory repayments of indebtedness required under the Credit Facilities.

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

Bellatrix's ability to repay the Term Facility at maturity will depend on the Company's ability to generate sufficient cash flow prior to November 11, 2016 or generate funds from other transactions or secure other sources of financing. Although Bellatrix believes that the Company will generate sufficient cash flow prior to November 11, 2016 to repay the Term Facility, if our cash flow is lower than anticipated for any reason and we are not able to secure alternative financing, we may not be able to repay the Term Facility at maturity which may result in the lenders under the Credit Facilities proceeding to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness under the Credit Facilities.

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The following table shows Bellatrix’s pro forma Bank Debt as at June 30, 2016, assuming the Alder Flats Plant Sale and the Offerings closed effective June 30, 2016. Management expects this pro forma June 30, 2016, Bank Debt balance to approximate actual August 9, 2016, Bank Debt balances post-closing the Alder Flats Plant Sale and the Offerings:

($000s)	Pro Forma June 30, 2016	June 30, 2016
Bank Debt (Term Facility)	$12,900	$155,000
Bank Debt (Revolving Facility)	109,187	159,187
Bank Debt	$122,087	$314,187

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the financial covenant of Senior Debt to EBITDA (the “Senior Debt Covenant” as defined in detail below) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, convertible debentures, decommissioning liabilities and deferred tax liability. EBITDA is defined as consolidated earnings before interest, taxes, depletion, depreciation and amortization. As at June 30, 2016, the Company’s trailing twelve-month EBITDA was $123.0 million and Senior Debt was $343.1 million, resulting in a Senior Debt to EBITDA ratio of 2.79 times. Pro forma the Alder Flats Plant Sale and the Offerings, Bellatrix’s Senior Debt to EBITDA ratio would have been approximately 1.43 times as at June 30, 2016.

Total net debt levels of $638.0 million at June 30, 2016 decreased by $79.6 million from $717.6 million at December 31, 2015. The decrease in total net debt from December 31, 2015 was primarily due to the Facilities Monetization transaction which generated proceeds of $75.0 million. Total net debt levels at June 30, 2016 include bank debt, Senior Notes, and the net balance of an adjusted working capital deficiency of $10.6 million, which incorporated $8.7 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Grafton Joint Venture. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

Debt to Funds Flow from Operations Ratio
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015

Shareholders’ equity	806,534	1,214,627	806,534	1,214,627

Bank debt	314,187	387,132	314,187	387,132
Adjusted working capital deficiency (2)	10,559	30,276	10,559	30,276
Subtotal	324,746	417,408	324,746	417,408
Senior Notes (due May 15, 2020) (4)	313,279	298,125	313,279	298,125
Total net debt (2) at period end	638,025	715,533	638,025	715,533

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	36,192	113,512	43,848	106,470
Total net debt (2) at period end	638,025	715,533	638,025	715,533
Total net debt to periods funds flow from operations ratio (annualized) (3)	17.6x	6.3x	14.6x	6.7x

Debt to funds flow from operations ratio (trailing) (1) (5)
Funds flow from operations (trailing) (1) (5)	78,175	175,334	78,175	175,334
Total net debt (2) at period end	638,025	715,533	638,025	715,533
Total net debt (2) to funds flow from operations ratio (1) (trailing) (5)	8.2x	4.1x	8.2x	4.1x

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(1) As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure with no standardized meaning or definition under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Total net debt is considered to be a non-GAAP measure. Therefore reference to the additional non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), current bank debt, and long-term debt. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current finance lease obligation, current deferred lease inducements, and the current portion of bank debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found below in this MD&A.

(3) For the three months ended June 30, 2016 and 2015, total net debt to funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized. For the six months ended June 30, 2016 and 2015, total net debt to funds flow from operations ratio (annualized) is calculated based upon first half funds flow from operations annualized.

(4) For the three and six months ended June 30, 2016, includes unrealized foreign exchange loss of $1.5 million (2015: $6.3 million) and gain of $20.0 million (2015: $6.3 million loss), respectively, and does not include an unrealized gain of $0.1 million (2015: nil) and $3.7 million (2015: nil) of unrealized loss on foreign exchange contracts, respectively.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended June 30, 2016 and June 30, 2015.

As at June 30, 2016 the Company’s ratio of total net debt to annualized funds flow from operations (based on second quarter funds flow from operations) was 17.6 times. The total net debt to annualized funds flow from operations ratio as at June 30, 2016 increased from that at June 30, 2015 of 6.3 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices, specifically the decline in Bellatrix’s realized gas prices. On a pro forma basis the subsequent event transactions reduce total net debt (excluding convertible debentures) to annualized funds flow from operations at June 30, 2016, from 17.6 times to 12.3 times and total net debt to trailing funds flow from operations from 8.2 times to 5.7 times. The Company continues to preserve liquidity through the priority use of funds flow from operations.

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Credit Facilities Senior Debt Covenant described above and the ability to repay the Term Facility and Revolving Facility.

Bellatrix generally relies on its operating cash flows and, as necessary and if available, its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at June 30, 2016, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at August 9, 2016, Bellatrix had outstanding a total of 11,493,835 options at an average exercise price of $5.66 per share and 237,511,486 common shares. In addition, as at August 9, 2016, Bellatrix had 1,390,681 RAs and 1,143,400 PAs outstanding. During the second quarter, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Incentive Award Plan. As a result, awards under the Incentive Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company and may range between zero and two times.

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In addition, as at August 9, 2016, there was $50 million principal amount of Debentures outstanding which are convertible into common shares of the Company at a price of $1.62 per share (representing a conversion rate of approximately 617.2840 Common Shares per $1,000 principal amount of Debentures and subject to certain adjustments as set out in the Indenture (as defined below) at the option of the holder. If the full principal amount of Debentures was converted it would result in the issuance of approximately 30,864,198 common shares. In addition, the Company may elect to issue common shares of the Company to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures upon redemption or maturity of the Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity is not readily determinable as such number will be determined by dividing the principal amount of the Debentures subject to the election which are to be redeemed or will mature by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $10 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Long Term Debt

Bank Debt

During the six months ended June 30, 2016, amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged of between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. Amounts outstanding under the Credit Facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

On July 18, 2016, Bellatrix announced the completion of the semi-annual borrowing base redetermination and the renewal of our Credit Facilities. In connection with the establishment of these revised Credit Facilities, Bellatrix entered into an amended and restated credit agreement (the "Amended and Restated Credit Agreement") with the lenders under the Credit Facilities. Pursuant to the renewal the total commitments under our Credit Facilities were reduced from $460 million to $365 million consisting of the $210 million Revolving Facility and the $155 million Term Facility. The maturity date of the Revolving Facility has been extended to July 1, 2017, and Bellatrix may request further extension of the maturity date of the Revolving Facility for a period not to exceed 3 years, which may or may not be granted by the lenders under the Credit Facilities. The maturity date of the Term Facility has been set at November 11, 2016.

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Amounts borrowed under the Revolving Facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% and 4.75%, depending on the type of borrowing and the Company's consolidated Senior Debt to consolidated EBITDA ratio (both as defined herein). A standby fee is charged of between 0.405% to 1.06875% on the undrawn portion of the Revolving Facility, depending on the Company's consolidated Senior Debt to consolidated EBITDA ratio. Amounts borrowed under the Term Facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 4.30% and 8.25% from July 15, 2016 to and including September 30, 2016 and between 4.80% and 8.75% from and after October 1, 2016 depending on the Company’s consolidated Senior Debt to consolidated EBITDA ratio.

The Amended and Restated Credit Agreement contemplates that concurrently with the maturity of the Term Facility on November 11, 2016, the Revolving Facility will be reduced from $210 million to $152 million; however, the actual amount of the Revolving Facility will depend on the semi–annual borrowing base review to be conducted in November 2016, which could result in the total commitment under the Revolving Facility being higher or lower than the $152 million currently contemplated in the Amended and Restated Credit Agreement. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination currently ongoing with finalization expected to occur on November 11, 2016.

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the agreement governing the Credit Facilities also provides that until the Term Facility is repaid in full and the Revolving Facility has been reduced to $152 million, and at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed $5 million in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes. The term of any hedging contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For exchange rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s United States dollar revenue over the previous three months or exceed a term of three years.

The agreement governing the Credit Facilities also contains certain events of default which relate to the Company failing to satisfy certain milestones in order to payout the amounts owing on November 11, 2016. A copy of the agreement governing the Credit Facilities has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).

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Senior Notes

The Company has US$250 million of 8.50% senior unsecured notes maturing May 15, 2020 all of which remained outstanding as at June 30, 2016. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%.  Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2014	-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(19,968)
Amortization of discount and debt issue costs	1,278
313,334
Debt issue costs	(55)
Balance, June 30, 2016	313,279

(1) Exchange rate (CDN$/US$1.00) at June 30, 2016 was 1.3009.

(2) Amount does not include unrealized loss on foreign exchange contracts of $3.7 million.

As at June 30, 2016, the Company had entered into the following United States dollar foreign exchange forward purchase contracts:

Type	Financial Contract	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	June 30,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(1,261)	2,466

Covenants

The agreement governing the Credit Facilities contains one financial covenant (referred to above as the Senior Debt Covenant), which requires that the Company will not permit its ratio of outstanding Senior Debt to EBITDA, as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount (the “Senior Debt Covenant”). Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at June 30, 2016, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 2.79 times. Pro forma the Alder Flats Plant Sale and the Offerings, Bellatrix’s Senior Debt to EBITDA ratio would have been approximately 1.43 times as at June 30, 2016.

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The Senior Notes do not contain any maintenance financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and Senior Notes, and the Company’s compliance therewith as at June 30, 2016:

	Covenants as at June 30, 2016	Position at June 30, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	2.79x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage(3)	2.25x	3.05x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at June 30, 2016 was $343.1 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the Credit Agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2016 was $123.0 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended June 30, 2016, fixed charges were $48.7 million and consolidated cash flow was $148.5 million.

As at June 30, 2016, total outstanding letters of credit were $6.5 million which reduced the amount otherwise available to be drawn under the Credit Facilities. As a result of the Alder Flats Plant Sale subsequent to June 30, 2016, total outstanding letters of credit will be $13.1 million.

Convertible Debentures

On July 19, 2016, Bellatrix entered into an agreement with the Underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis $50 million principal amount of Debentures at a price of $1,000 per Debenture. The offering for the Debentures closed on August 9, 2016. The Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Indenture”), which has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov). The Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year commencing September 30, 2016. The first interest payment payable on September 30, 2016 will represent interest accrued for the period from August 9, 2016 up to, but excluding, September 30, 2016. Following completion of the Alder Flats Plant Sale the maturity date of the Debentures was extended to September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately prior to the Maturity Date, (ii) the last business day immediately preceding any Redemption Date at the Conversion Price (as those terms are defined in the Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Indenture). The Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days, at a price equal to their principal amount plus accrued and unpaid interest. The Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

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On a redemption date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Indenture) has occurred and is continuing, Bellatrix may, at our option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which will mature by issuing and delivering freely tradeable common shares of the Company to the holders of the Debentures. Payment for such Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

COMMITMENTS

As at June 30, 2016, Bellatrix committed to drill 2 gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreement described above.

As at June 30, 2016, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)

Commitment Term	December 2016
Remaining wells to drill at June 30, 2016 (gross) (1)	9
Remaining wells to drill at June 30, 2016 (net) (1)	1.5
Remaining estimated total cost ($millions) (gross) (1)	$37.7
Remaining estimated total cost ($millions) (net) (1)	$6.8

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Venture represents Bellatrix’s total capital and well commitments pursuant to the Grafton Joint Venture.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) During the quarter ended March 31, 2016, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

During the first half of 2016, Bellatrix and Grafton agreed to extend the funding period for the remaining commitments under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in 2016.

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Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 1, 2015, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2019 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016, with the expectation that the funds will be primarily spent between the years 2017 through 2019. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The Company had the following liabilities as at June 30, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years

Accounts payable and accrued liabilities (1)	$53,558	$53,558	$-	$-	$-
Advances from joint venture partners	8,667	8,667	-	-	-
Bank debt – principal (2)	314,187	155,000	159,187	-	-
Senior Notes (3)	313,279	-	-	313,279	-
Decommissioning liabilities (4)	98,121	-	1,814	9,598	86,709
Finance lease obligation	9,264	1,597	2,178	942	4,547
Total	$797,076	$218,822	$163,179	$323,819	$91,256

(1) Includes $0.8 million of accrued interest payable in relation to the bank credit facilities and $3.5 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates. Subsequent to quarter end, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million Revolving Facility and a $155 million Term Facility. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility has been reduced to approximately $13 million. The maturity date of the Revolving Facility has been extended to July 1, 2017, and may be further extended for a period not to exceed 3 years, and the maturity date of the Term Facility has been set at November 11, 2016.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. During the three months period ending June 30, 2016, Bellatrix completed a sales leaseback of certain production facilities to a third party midstream company for proceeds of $75 million pursuant to the Facilities Monetization transaction. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay a nominal annual rental fee over the duration of the eight year term of the agreement. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2016.

BUSINESS PROSPECTS AND 2016 OUTLOOK

In response to unsustainably low natural gas prices forecast through the summer and into the fall, Bellatrix has phased its second half 2016 development plans and on-stream delivery of new Spirit River wells to coincide with stronger forecast pricing later in the year. By delaying the on-stream delivery of new flush natural gas production to the latter part of 2016, Bellatrix plans to maximize the rate of return of the second half 2016 capital program. Production volumes are anticipated to wane through the third quarter before regaining a growth trajectory through the fourth quarter. Additionally, the deferral of on-stream activity to late 2016 is expected to position Bellatrix favourably to capitalize on a much stronger natural gas pricing environment in 2017.

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The majority of the Company's second half capital budget is expected to be invested directly in drilling, completion and tie-in activity with approximately 19% of total expenditures invested in facilities and infrastructure, including approximately $7 million invested into Phase 2 of the Bellatrix Alder Flats Plant a portion of such expenditures represent a portion of the prepayment made by Keyera related to Phase 2, pursuant to the Alder Flats Plant Sale.

Preliminary second half 2016 production expenditure guidance of $9.10/boe reflects the impact from both the $75 million Facilities Monetization and the Alder Flats Plant Sale. Bellatrix expects that upon completion of Phase 2 of the Alder Flats Plant, production expenditures will realize a favourable step change reduction given the incremental 30 MMcf/d ownership capacity net to Bellatrix’s 25% working interest.

	Second Half 2016 Guidance	Full Year Average 2016 Guidance
Average daily production (boe/d)
Second Half of 2016 (+/- 500 boe/d)	34,500	36,250
December month average (+/- 500 boe/d)	36,500	36,500
Natural gas weighting	74%	73%
Net capital spending ($ millions) (1)	$ 40	$ 77
Production expenses(2) ($/boe)	$ 9.10	$ 8.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Second half net capital budget of up to $40 million, with funding limited to available cash flow.

(2) The Company did not previously provide second half 2016 production expense guidance. Production expenses before net processing revenue/fees and include the forecast impact of the Alder Flats Plant Sale.

Bellatrix continues to proactively manage its business through this protracted commodity price cycle and has completed several strategic measures to ensure the Company maintains adequate liquidity and flexibility, while preserving the core asset base and long term value platform of the Company. To that end, management has had to make difficult decisions on how to most effectively reduce outstanding debt and the potentially increasing level of constraint that outstanding debt could have on the business. Management spent a significant amount of effort analyzing and scrutinizing the impact and effect of all of its potential deleveraging options. We believe that the measures undertaken to date have achieved an optimal outcome of materially reducing outstanding debt while preserving ownership of the core foundational asset base of the Company. While we recognize the short term impact some of the measures have taken on a per share basis, the long term value and profitable growth platform of the Company remains largely intact.

With significantly enhanced capital resources, Bellatrix intends on maintaining its strategic focus on investment in the Spirit River liquids-rich natural gas play. Bellatrix has firmly positioned itself to proactively accelerate capital investment decisions into a firmer pricing environment, providing enhanced benefits to shareholders over the near to medium term. With improved capital resources and a significant reduction in debt, ample firm service capacity, firmer natural gas prices and a significant inventory of high rate of return drilling locations in the low cost Spirit River play, Bellatrix is focused on delivering accretive and profitable growth for shareholders. The Company anticipates growth momentum will begin through the end of 2016 as evidenced by our December average production guidance relative to volume expectations in the second half of the year.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s MD&A for the year ended December 31, 2015 continue to be critical in determining Bellatrix’s unaudited financial results as of June 30, 2016. There were no changes in accounting policies during the three months ended June 30, 2016.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2015. A copy of the Company’s MD&A for the year ended December 31, 2015 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2015, which may be found at www.sec.gov.

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LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and  15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose any changes herein in the Company’s internal control over financial reporting that occurred during the period April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

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SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the second quarter of 2016 and average production volumes of 38,000 boe/d during that period, as well as the same level of debt outstanding as at June 30, 2016. Diluted weighted average shares are based upon the second quarter of 2016. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	4,000	0.02
Change of $0.10/ mcf (2)	6,400	0.03
Change in prime of 1%	3,100	0.02
Change of US $0.01 CDN/ US exchange rate	600	-

(1) The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2016, 2015 and 2014.

2016 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30
Total revenue (1)	55,158	48,285
Funds flow from operations (1)	12,876	9,048
Funds flow from operations per share (1)
Basic	$ 0.07	$ 0.05
Diluted	$ 0.07	$ 0.05
Cash flow from operating activities	10,333	7,675
Cash flow from operating activities per share
Basic	$ 0.05	$ 0.04
Diluted	$ 0.05	$ 0.04
Adjusted net loss (1)	(16,029)	(32,254)
Adjusted net loss per share (1)
Basic	$ (0.08)	$ (0.17)
Diluted	$ (0.08)	$ (0.17)
Net profit (loss)	19,347	(55,193)
Net profit (loss) per share
Basic	$ 0.10	$ (0.28)
Diluted	$ 0.10	$ (0.28)
Total net capital expenditures - cash	28,927	(69,917)

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2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1)
Basic	$ 0.13	$ 0.15	$ 0.14	$ 0.15
Diluted	$ 0.13	$ 0.15	$ 0.14	$ 0.15
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share
Basic	$ 0.12	$ 0.09	$ 0.11	$ 0.22
Diluted	$ 0.12	$ 0.09	$ 0.11	$ 0.22
Adjusted net loss (1)	(13,986)	(16,414)	(6,860)	(6,133)
Adjusted net loss per share (1)
Basic	$ (0.07)	$ (0.09)	$ (0.04)	$ (0.03)
Diluted	$ (0.07)	$ (0.09)	$ (0.04)	$ (0.03)
Net loss	(12,688)	(24,427)	(50,460)	(356,631)
Net loss per share
Basic	$ (0.07)	$ (0.13)	$ (0.26)	$ (1.86)
Diluted	$ (0.07)	$ (0.13)	$ (0.26)	$ (1.86)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086
2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	163,585	152,311	137,411	130,160
Funds flow from operations (1)	77,642	71,014	60,341	61,757
Funds flow from operations per share (1)
Basic	$ 0.45	$ 0.40	$ 0.32	$ 0.32
Diluted	$ 0.45	$ 0.39	$ 0.31	$ 0.32
Cash flow from operating activities	84,300	60,063	60,006	90,459
Cash flow from operating activities per share
Basic	$ 0.49	$ 0.34	$ 0.31	$ 0.47
Diluted	$ 0.48	$ 0.33	$ 0.31	$ 0.47
Adjusted net profit (1)	42,924	27,005	29,622	58,982
Adjusted net profit per share (1)
Basic	$ 0.25	$ 0.15	$ 0.15	$ 0.31
Diluted	$ 0.25	$ 0.15	$ 0.15	$ 0.31
Net profit	25,167	38,252	44,874	54,830
Net profit per share
Basic	$ 0.15	$ 0.22	$ 0.23	$ 0.29
Diluted	$ 0.14	$ 0.21	$ 0.23	$ 0.29
Total net capital expenditures - cash	155,863	125,955	167,790	232,641

(1) Refer to “Non-GAAP Measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit”, “adjusted net profit per share”, and “total revenue.”

In the second quarter of 2016 Bellatrix reduced outstanding bank debt and working capital by approximately $77.3 million (or 19%) from the first quarter of 2016 through the use of proceeds from the Facilities Monetization transaction for proceeds of $75 million. The Company incurred $7.8 million of total cash capital expenditures in the three months ended June 30, 2016, compared to $37.5 million in the comparative 2015 period. Bellatrix focused its capital activity in the second quarter primarily on facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. The decrease in capital expenditures was due to Bellatrix proactively curtailing development drilling activity in the quarter in response to significantly depressed natural gas prices. The decrease in capital activity for the three months ended June 30, 2016, has coincided with a 6% decrease in sales volumes to 38,000 boe/d from 40,426 boe/d realized in the second quarter of 2015.

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Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

In the fourth quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by approximately $17 million (or 4%) from the third quarter of 2015 through the use of proceeds from a minor disposition of facility equipment and cash flow in excess of expenditures. Bellatrix continued to realize reductions in production expenses in the quarter as a result of the Alder Flats Plant, production expenses decreased 7% to $6.87/boe in the fourth quarter of 2015 from $7.38/boe in the third quarter of 2015. In the three months ended December 31, 2015, the Company incurred $12.1 million of net cash capital expenditures, compared to $232.6 million in the fourth quarter of 2014, $149 million of the fourth quarter of 2014 capital expenditures related to property acquisitions, and drilled and/or participated in 5 gross (2.3 net) wells, compared to 12 gross (7.1 net) wells in the same period in 2014. Sales volumes decreased 5% to 40,705 boe/d from 42,945 boe/d realized in the fourth quarter of 2014, the decrease was due to significant number of wells being tied-in during the fourth quarter of 2014 relating to the third quarter of 2014 drilling program and a decrease in drilling activity in 2015 due to depressed commodity prices. The Company’s total revenue generated in the quarter ending December 31, 2015, decreased 45% to $72.1 million from $130.1 million in the fourth quarter of 2014 as a result of a continued, overall weak global commodity price environment.

In the third quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by $14.7 million from the second quarter of 2015. Bellatrix realized its first full quarter of contribution from the Alder Flats Plant which resulted in production expense decreases of 14% to $7.38/boe in the third quarter of 2015 from $8.58/boe in the second quarter of 2015. In the three months ended September 30, 2015, the Company incurred $11.3 million of net cash capital expenditures, compared to $167.8 million in the third quarter of 2014, and drilled and/or participated in 12 gross (5.4 net) wells, compared to 35 gross (17.5 net) wells in the same period in 2014. Sales volumes increased 6% to 40,277 boe/d from 37,838 boe/d realized in the third quarter of 2014. The Company’s total revenue generated in the quarter ending September 30, 2015, decreased 40% to $82.1 million compared to $137.4 million in the third quarter of 2014.

During the second quarter of 2015, Bellatrix successfully completed Phase 1 of the Alder Flats Plant. In addition, Bellatrix closed a private offering of US$250 million of 8.50% Senior Notes maturing in 2020 during the second quarter 2015. In the three months ended June 30, 2015, the Company incurred $37.7 million of net cash capital expenditures, compared to $126.0 million in the second quarter of 2014, and drilled and/or participated in 4 gross (2.8 net) wells, compared to 19 gross (9.0 net) wells in the same period in 2014. Bellatrix achieved sales volumes of 40,426 boe/d, an 11% increase from 36,342 boe/d realized in the second quarter of 2014. Bellatrix’s total revenue generated in the second quarter of 2015 was impacted by the overall weak global commodity price environment, resulting in a decrease of 42% to $88.9 million compared to $152.3 million in the second quarter of 2014.

Bellatrix’s first quarter 2015 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2014 through the first quarter of 2015. The negative impacts of the first quarter 2015 pricing environment were partially offset by a 27% increase in production over the first quarter of 2014, which resulted from the success of Bellatrix’s first quarter 2015 drilling program and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014.

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